UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Albany Molecular Research, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

012423109
(CUSIP Number)

Luis Gerardo Gutierrez Fuentes

3-Gutinver, S.L.

Zurbano, 96, 2° izda

28003 Madrid

Spain

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2016
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012423109

(1)	Name of Reporting Persons:

3-GUTINVER, S.L.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting
		Power	2,200,000
	(8)	Shared Voting
		Power	0
	(9)	Sole Dispositive
		Power	2,200,000
	(10)	Shared Dispositive
		Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,200,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11):
6.2%(1)
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 012423109

(1)	Name of Reporting Persons:

Luis Gerardo Gutierrez Fuentes

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting
		Power	0
	(8)	Shared Voting
		Power	2,200,000
	(9)	Sole Dispositive
		Power	0
	(10)	Shared Dispositive
		Power	2,200,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,200,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11):
6.2%(1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on 35,702,763 shares of Common Stock outstanding as of May 4, 2016 (as reported in that certain Subscription Agreement of the Issuer, dated May 5, 2016, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 6, 2016), determined in accordance with Rule 13d-3 of the Exchange Act.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2015 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of Albany Molecular Research, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 26 Corporate Circle, Albany, NY 12203.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons are also filing this Schedule 13D in connection with 3-G’s entry into the Stockholders Agreement described in Item 4.

CUSIP No. 012423109

The Stockholders, including 3-G, entered into the Stockholders Agreement as an inducement to the Issuer and the Seller to enter into the Share Purchase Agreement described in Item 4 (the terms of which are hereby incorporated into this Item 3 by reference). Neither the Issuer nor the Seller paid additional consideration to the Stockholders in connection with the execution and delivery of the Stockholders Agreement, and thus no funds were used for such purpose. The capitalized terms used in this paragraph are defined in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

This statement is being filed in connection with the Share Purchase Agreement by and among the Company, the Issuer, Exirisk Spain, S.L.U., as Purchaser and wholly owned subsidiary of Issuer (“Subsidiary”), and all of the stockholders of the Company (the “Vendors”), dated July 16, 2015 (the “Stock Purchase Agreement”).

Pursuant to the terms of the Stock Purchase Agreement, on July 16, 2015, Subsidiary purchased all of the outstanding shares of common stock of the Company from each Vendor (the “Gadea Transaction”).

Through the Gadea Transaction, 3-G, one of the Vendors of the Company, received €42 million and 2,200,000 shares of Common Stock of the Issuer in consideration of its approximately 65% ownership in the Company.

3-G acquired the shares of Common Stock of the Issuer in the Gadea Transaction for investment purposes. In connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including the performance of the Common Stock in the market, the attractiveness of alternative business and investment opportunities, the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects and general stock market and economic conditions), the Reporting Persons may from time to time dispose of all or a portion of the Common Stock acquired pursuant to the Gadea Transaction held by such persons.

The foregoing descriptions of the Stock Purchase Agreement and Gadea Transaction do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Stock Purchase Agreement, listed as Exhibit 2.1 hereto, is incorporated herein by reference.

The Reporting Persons are also filing this Schedule 13D in connection with 3-G’s entry into the Stockholders Agreement described below.

On May 5, 2016, the Issuer and Lauro Cinquantasette S.p.A., a company organized under the laws of Italy (the “Seller”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which, on July 11, 2016 (the “Closing”), the Issuer purchased 100% of the capital stock of Prime European Therapeuticals S.p.A. – Euticals, a company organized under the laws of Italy (“Euticals”) for an aggregate purchase price of approximately €315 million (subject to certain net working capital and net debt adjustments at Closing and post-Closing in accordance with the terms of the Share Purchase Agreement), including (i) approximately €164 million in cash, (ii) the issuance of 7,051,295 shares of Common Stock (the “Consideration Shares”), and (iii) €55 million in deferred cash consideration payable to the Seller in the form of two Seller notes (collectively, the “Euticals Transaction”).

CUSIP No. 012423109

In connection with the Euticals Transaction, the Issuer, the Seller, and the following stockholders of the Issuer and the Seller (in each case, the “Stockholders”) entered into a stockholders agreement (the “Stockholders Agreement”) at the Closing:

Issuer Stockholders

William S. Marth

Thomas E. D’Ambra

Constance M. D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Abigail D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Agatha D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Geoffrey D’Ambra

3-Gutinver, S.L.

Seller Stockholders

Lauro Quarantotto S.p.A.

Mandarin Capital Partners Secondary S.c.a. SICAR

The Stockholders Agreement provides the Seller with the right to select a designee to be elected to the Issuer’s board of directors (the “Board”) as a Class II director (the “Seller Designee”), subject to certain director qualifications set forth in the Issuer’s organizational documents. Thereafter, among other conditions, for so long as: (i) the Seller beneficially owns at least 5% of the Issuer; (ii) within two years from the date of the Closing, the Seller Stockholders together or individually own more than 50% of the equity interest in the Seller; and (iii) such time after the two-year period from the date of the Closing, the Seller Stockholders together or individually own more than 35% of the equity interest in the Seller and have control (as such term is used in the definition of “Affiliate” as defined in the Stockholders Agreement) of the board of directors of the Seller, the Board shall include the Seller Designee as a Class II Board nominee. The Stockholders Agreement will terminate if the Seller no longer meets the requirements described above, or if there is a sale of the Issuer.

The Stockholders Agreement also provides that each Stockholder who is an Issuer Stockholder agrees to vote all shares of Common Stock owned by such Stockholder in favor of the Seller Designee in any election of Class II Board members. Additionally, for so long as the Seller has the right to designate the Seller Designee, the Seller agrees to vote all shares of Common Stock owned by the Seller or its affiliates in favor of any director nominees recommended for election by the Board at any special or annual meeting. The Stockholders Agreement also provides for certain “standstill” restrictions that prevent the Seller from proposing certain business combinations and acquiring in the aggregate more than 19.99% of the Issuer, which restrictions will last for the longer of three years or such time as the Seller has the right to appoint the Seller Designee. Finally, under the Stockholders Agreement, each of the Stockholders granted the General Counsel of the Issuer an irrevocable proxy to vote all of such Stockholder’s shares in the manner required to be voted in accordance with the terms of the Stockholders Agreement, which proxy becomes effective only in the event that such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy or in person), in a manner which is inconsistent with the terms of the Stockholders Agreement.

The foregoing summary of the Euticals Transaction, including the Stockholders Agreement and the Share Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, filed herewith as Exhibits 99.2 and 99.3, respectively, which are incorporated by reference in this Item 4.

CUSIP No. 012423109

Other than as described above, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including, subject to applicable law, (i) to hold their shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change his intention with respect to any or all of the matters referred to in this Item 4. Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)–(b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 35,702,763 shares of Common Stock outstanding as of May 4, 2016 (as reported in that certain Subscription Agreement of the Issuer, dated May 5, 2016, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 6, 2016)

As of the date hereof, 3-G directly owns 2,200,000 shares of Common Stock of the Issuer (approximately 6.2% of the total number of shares of Common Stock outstanding). 3-G has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 2,200,000 shares of Common Stock.

Gerardo Gutierrez, as the Sole Administrator of 3-G has the ability to direct the management of 3-G’s business, including the power to vote and dispose of securities held by 3-G; therefore, Gerardo Gutierrez may be deemed to have indirect beneficial ownership of the 2,200,000 shares of Common Stock of the Issuer (approximately 6.2% of the total number of shares of Common Stock outstanding) held by 3-G and may be deemed to have shared voting and investment power over these shares of Common Stock.

By virtue of being a party to the Stockholders Agreement, 3-G may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Exchange Act, with the other Stockholders. Pursuant to such definition, each of 3-G and the Stockholders may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. The other Stockholders have advised 3-G that they are the beneficial owners of an aggregate of 13,940,775 shares of the Common Stock, or 39.0% of the outstanding shares of Common Stock outstanding as of May 4, 2016. The aggregate number of shares of Common Stock beneficially owned collectively by 3-G and the other Stockholders is 16,140,775, which represents approximately 45.2% of the outstanding shares of Common Stock outstanding as of May 4, 2016.

CUSIP No. 012423109

The share ownership reported for the Reporting Persons on this Schedule 13D does not include any shares of Common Stock beneficially owned by the other Stockholders, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock owned by such other Stockholders. The Reporting Persons take no responsibility for any filings made by the other Stockholders or the completeness or accuracy of any information contained therein.

(c) Except for the Stock Purchase Agreement and Share Purchase Agreement described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d)-(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated into this Item 6 by reference.

As a director of the Issuer, Mr. Gutierrez is required to own Common Stock. The Issuer’s policy on stock ownership for non-employee directors is described in its Proxy Statement on Schedule 14A filed on April 14, 2016.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

99.2

Stockholders Agreement by and among Albany Molecular Research, Inc., Lauro Cinquantasette S.p.A. and the other stockholders named therein, dated as of July 11, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on July 12, 2016).

99.3	Share Purchase Agreement by and between Albany Molecular Research, Inc. and Lauro Cinquantasette S.p.A., dated as of May 5, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on May 6, 2016).

CUSIP No. 012423109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of July 18, 2016

3-GUTINVER, S.L.

/s/ Luis Gerardo Gutierrez Fuentes
Name: Luis Gerardo Gutierrez Fuentes
Title: Sole Administrator

Luis Gerardo Gutierrez Fuentes
/s/ Luis Gerardo Gutierrez Fuentes

CUSIP No. 012423109

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.2

Stockholders Agreement by and among Albany Molecular Research, Inc., Lauro Cinquantasette S.p.A. and the other stockholders named therein, dated as of July 11, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on July 12, 2016).

99.3	Share Purchase Agreement by and between Albany Molecular Research, Inc. and Lauro Cinquantasette S.p.A., dated as of May 5, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on May 6, 2016).